SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. __)*
MAIR Holdings, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
560635104

(CUSIP Number)
July 24, 2008
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	560635104	Page	2	of	5 Pages

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,050,596

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		541,256

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,050,596

WITH	8	SHARED DISPOSITIVE POWER

		541,256

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,591,852

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.6%

12	TYPE OF REPORTING PERSON

	IN-IA-OO**
*SEE INSTRUCTIONS BEFORE FILLING OUT!
** See Item 4.

Item 1(a).	Name of Issuer:	MAIR Holdings, Inc.

Item 1(b).	Address of Issuers’s Principal Executive Offices:	Fifth Street Towers, Suite 1360
150 South Fifth Street
Minneapolis, MN 55402

Item 2(a).	Name of Person Filing:	Lloyd I. Miller, III

Item 2(b).	Address of Principal Business Office or, if None, Residence:	4550 Gordon Drive, Naples, Florida 34102

Item 2(c).	Citizenship:	U.S.A.

Item 2(d).	Title of Class of Securities:	Common Stock

Item 2(e).	CUSIP Number:	560635104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.	OWNERSHIP: The reporting person previously reported his beneficial ownership on Schedule 13D. The reporting person is now eligible to disclose his beneficial ownership on Schedule 13G pursuant to Rules 13d-1(c) and 13d-1(h). No ownership change is being reported herein.

The reporting person has sole voting and dispositive power with respect to 1,050,596 of the reported securities as (i) a manager of a limited liability company that is the general partner of a certain limited partnership and (ii) an individual. The reporting person has shared voting and dispositive power with respect to 541,256 of the reported securities as an investment advisor to the trustee of a certain family trust.

(a)	1,591,852

(b)	10.6%

(c)	(i) sole voting power: 1,050,596

(ii) shared voting power: 541,256

(iii) sole dispositive power: 1,050,596

(iv) shared dispositive power: 541,256

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2008	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III